

March 17, 2011

Mr. Eric Schiffer
Chief Executive Officer
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

> **Re:** **99 Cents Only Stores**
> **Form 10-K for the Fiscal Year Ended March 27, 2010**
> **Filed May 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 26, 2010**
> **File No. 001-11735**

Dear Mr. Schiffer:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Andrew D. Mew

                                        Andrew D. Mew
                                        Accounting Branch Chief